40

02034778

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sultan Minerals Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 4741 FISCAL YEAR 12-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 6-13-02

SULTAN MINERALS INC.



ANNUAL REPORT 2001

CORPORATE PROFILE

Sultan Minerals Inc. is a Vancouver based mineral exploration company currently focused on the exploration and assessment of the Kena Gold Property and the Jersey-Emerald Property, both located in southeastern British Columbia.

Recent drill intersections completed on the Kena Gold property suggest potential for an open pit deposit but numerous bonanza gold grade intersections also suggest potential for a high-grade underground deposit. The Kena Gold Property has sparked "Gold Fever" in investors and captured the imagination of the general public.

TABLE OF CONTENTS

ANNUAL GENERAL MEETING

The Annual General Meeting will be held on June 26, 2002 at 2:00 pm at the offices of the Company, Suite 1400 – 570 Granville Street, Vancouver, British Columbia.

SULTAN MINERALS INC.

PRESIDENT'S REPORT 2001



Arthur G. Troup, P.Eng., President

On behalf of the Board of Directors, I am pleased to present the Annual Report of Sultan Minerals Inc. for the year ended December 31, 2001. This past year has been an exciting period for our company with the successful completion of 40 diamond drill holes in the new Gold Mountain Zone on the Company's Kena Property in southeastern British Columbia. Because of this success Sultan Minerals Inc. has gained media respect, public credibility and backing of the financial community, allowing us to raise over $2,000,000 in the past year.

THE GOLD MARKET

Recent market action suggests that gold is in the earliest stages of a new bull market that could last for several years. For the past 6 years gold has been artificially suppressed by central bank sales and therefore has been out of favour as an investment. Some of these bank sales are now coming to an end and this is having a positive affect on investment sentiment. Over the past 12 months the price of gold has increased by more than 15% and the share price of the senior gold producers has increased by 35% or more. This, coupled with the return of inflation, the threat of higher interest rates, the Middle East crisis and the need for a safe investment haven in Japan and other countries has certainly changed the fundamental outlook for gold. There is now a renewed interest in gold that we believe will lead to higher prices for gold, gold producing companies and junior gold stocks.

THE YEAR 2001

THE KENA GOLD-COPPER PROPERTY, B.C.

In 2001, the company focused on exploration of the Gold Mountain Zone on its Kena Property located near the town of Ymir in southeastern British Columbia. The Gold Mountain Zone is a new discovery found by trenching in 2000 over a rock unit previously considered to be unmineralized.

Over the past year a total of 40 successful diamond drill holes were completed on the Gold Mountain Zone, creating a new gold rush for BC. The drill results show a number of high-grade gold bearing structures within a wide, low-grade gold zone averaging better than 1.0 g/t gold. Every hole intersected elevated gold values with visible gold recognized in over half of the holes. Fourteen of the 40 diamond drill holes returned gold assays of greater than 10.0 g/t with the best intersection giving 240.07 g/t gold across a width of 1.23 metres. The two styles of mineralization suggest potential for both large bulk tonnage and smaller high-grade gold deposits.

Preliminary metallurgical testing completed in 2001 provided encouraging results, with gold recoveries of 92% to 97% in 24 hours.

The Gold Mountain Zone occurs within a geochemical and geophysical anomaly that is three kilometres long and up to one kilometre wide. Elsewhere on the Kena Property regional prospecting and geochemical sampling has identified 9 additional gold-bearing targets that require follow-up.

In 2002 drilling will continue over the southern extension of the Gold Mountain Zone and will also be conducted on several additional target areas.

OTHER PROPERTIES

Sultan also continues to hold its Jersey lead-zinc and Emerald tungsten properties located 5.0 kilometres south of Salmo in southeastern British Columbia.

Emerald Tungsten Property

Sultan's Emerald Property contains the historic Emerald, Feeney and Dodger Tungsten Mines, located in southeastern British Columbia. This historic property was the largest tungsten producer in British Columbia and the second largest in Canada. With the current increase in tungsten prices, the Company is re-evaluating the tungsten potential of this property. Diamond drill data and reserve calculations obtained from the previous property owner (Canadian Exploration Ltd. – now Placer Dome) are currently being digitally compiled to allow computer modeling of the data.

Jersey Property – Wilson Creek Zone

Sultan's Jersey Property is located adjacent to the Emerald Mine, and hosts the former 7,968,080-ton Jersey lead-zinc mine operated by Canadian Exploration Ltd. (now Placer Dome) until 1973.

Work done by Sultan on the Jersey Property has defined a large zinc soil anomaly situated 3.0 km south of the former Jersey Mine. Referred to as the Wilson Creek Zone, this geochemical target has many characteristics of a classic sedex target with coincident positive magnetic and gravity anomalies.

ACKNOWLEDGMENTS

On behalf of the Board of Directors, I would like to thank our dedicated employees and consultants for their hard work and commitment that has contributed to our success over the past year. I would also like to thank you, our shareholders, for the support and confidence you have shown in our Company.

With an exceptional new gold discovery that demonstrates potential for both high-grade and large low-grade deposits, excellent infrastructure and a favourable gold market, I am confident that 2002 will be a rewarding year for our Company.

On behalf of the Board of Directors



A.G. Troup, P.Eng., President

SULTAN MINERALS INC.

PROJECT REVIEW

Kena Property, Ymir, British Columbia

Throughout 2001, Sultan focused on exploration of the recently discovered Gold Mountain Zone on its Kena Property, located near the community of Ymir in southeastern British Columbia. The Kena Property, and contiguous properties staked and optioned during the year cover approximately 7,700 hectares of land situated 45 kilometres north of the Teck Cominco Limited smelter at Trail, British Columbia. Infrastructure in the area is excellent, and a power line, rail bed and major highway pass through the centre of the property. A network of active logging roads provides additional access to much of the Kena property.



The Kena Property comprises several claims worked intermittently by a number of exploration companies from 1974 to 1991. Sultan acquired and amalgamated the claims in 1999, and in 2001 has added several new claims to the property through option agreements and by staking. Details of the option agreements are reviewed in the management discussion and analysis section of this annual report.

GEOLOGY AND MINERALIZATION

Volcanic rocks of the Rossland Group (Elise Formation), which are intruded by the younger Silver King Porphyry stock, underlie the Kena Property. A large number of mineral occurrences, including the Kena, Cat and Shaft prospects on the east and the former Silver King copper-silver mine on the west, are spatially related to the Silver King Porphyry unit.

Exploration and data compilation by Sultan have identified 11 gold-bearing zones on the Kena property. These are the Gold Mountain, Kena Gold, Shaft, Cat, South Gold, Three Friends, Euphrates, Gold Cup, Great Western, Tough Nut and Cariboo Zones.


SULTAN MINERALS INC.
Location of High Grade Gold Assays
Kena Property, British Columbia
Gold Mountain Zone
Kena Gold Zone
LEGEND
Apparent Chargeability of >20 mV/V
High Grade Gold target to be tested by future drilling
K90-1 High Grade Gold Drill Hole Location
0 400 metres
0 4000 metres
2.5 Kilometres
Fault
GM-11 10.9 g/t
GM-08 172.1 g/t
GM-05 12.1 g/t
GM-01,02,03 240.1 g/t
GM-04 16.3 g/t
GM-10 6.5 g/t
GM-23 6.8 g/t
GM-28 18.9 g/t
GM-06 18.9 g/t
GM-09 10.7 g/t
GM-20 15.5 g/t
SP-88-1,2 13.1 g/t
K90-1 12.7 g/t
TK87-46 50.8 g/t
LK86-35 13.9 g/t
Legend

Higher gold grades are found along the East site at a 2 1/2 kilometer long I.P chargeability anomaly that remains open to the North and South.

Gold Mountain Zone

The Gold Mountain Zone is a porphyry style gold target located within a 17-kilometre long Jurassic age intrusive body referred to as the Silver King porphyry. Recent geochemical and geophysical surveys have traced the anomalous target area over the Gold Mountain Zone to current maximum dimensions of 3,300 by 1,400 metres. The zone hosts bimodal gold mineralization comprised of a low-grade, bulk tonnage gold target that contains narrower bands of high-grade gold mineralization. The mineralization is hosted within porphyritic intrusive rocks and mafic volcanic rocks of Jurassic age. The bulk tonnage target has classic porphyry deposit characteristics in its alteration assemblages and mineralization styles. The high-grade gold mineralization is often spatially, but not necessarily intimately, associated with pyrite bands or quartz veinlets. Often the high-grade areas contain narrow bands of heavily disseminated but minute gold grains.

In 2001, 29 diamond drill holes were completed on the Gold Mountain Zone with extremely encouraging results. The initial drilling included a fence of drill holes along Line 1100N, through the "discovery" trench area for a distance of 400 metres. Additional holes were done through a portion of the geophysical anomaly with step outs up to 1400 metres along strike. All of the drill holes intersected elevated gold values. Results of the drilling show the potential for two styles of gold mineralization in the Gold Mountain Zone. An additional 4 reverse circulation and 11 diamond drill holes completed three section lines through the Gold Mountain Zone in early 2002.

Table I on the following page shows the bulk tonnage potential of the Gold Mountain Zone as can be seen by the very wide intercepts (often greater than 100 metres) of gold values of better than 1 g/t.


GM-10
GM-9
GM-8
GM-5
GM-1,2,3
GM-28
GM-23
6.3 GM-4
LEGEND
> 1 g/t Gold
6.5 gold assay 1 g/t
higher grade Gold Assay over 2 metre interval
inferred trend of high grade assays
Jsk Silver King Porphyry
Jel Lower Elise Volcanics (V)
Cross Section 1100N
Gold Mountain Zone
200 metres
200 metres
Jel
Jsk
FAULT
Contact


GM-10
GM-9
GM-8
GM-5
GM-1,2,3
GM-28
GM-23
6.3 GM-4
LEGEND
> 1 g/t Gold
6.5 gold assay 1 g/t
higher grade Gold Assay over 2 metre interval
inferred trend of high grade assays
Jsk Silver King Porphyry
Jel Lower Elise Volcanics (V)
Cross Section 1100N
Gold Mountain Zone
200 metres
200 metres
Jel
FAULT
Contact

The above cross section through 1100N shows the extent of the bulk tonnage gold mineralization in the hatching.

TABLE I - BULK TONNAGE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01	14.00	114.00	100.00	1.21
01GM-02	2.65	109.00	106.35	1.08
01GM-03	8.00	124.05	116.05	1.87 (cut)
Including	26.00	82.00	56.00	3.30 (cut)
01GM-04	28.00	138.00	110.00	1.05
01GM-05	14.00	144.00	130.00	1.14
01GM-06	98.00	132.00	34.00	1.16
01GM-07	42.00	64.00	22.00	1.04
01GM-08	6.71	214.27	207.56	0.92 (cut)
Including	50.00	210.00	160.00	1.15 (cut)
Including	164.00	210.00	46.00	2.58 (cut)
01GM-09	216.00	258.00	42.00	1.26
01GM-10	111.00	136.00	25.00	1.01
01GM-11	58.00	76.00	18.00	1.20
And	192.00	216.00	24.00	1.03
01GM-18	18.00	36.00	18.00	1.21
01GM-20	42.00	68.00	26.00	1.68
01GM-23	13.00	65.00	52.00	1.01
01GM-24	14.00	63.59	49.59	0.85
Including	14.00	42.00	28.00	1.04
And	54.00	63.59	9.59	1.17
01GM-26	3.96	64.00	60.04	1.06
And	90.00	146.00	56.00	1.05
01GM-28	3.05	160.00	156.95	1.02
02GM-30	20.00	126.00	106.00	1.01
02GM-33	6.10	101.50	95.40	1.52
02GM-34	128.00	188.00	60.00	1.00
02GM-35	117.00	157.00	40.00	1.02
02GM-36	163.00	196.00	33.00	1.00
02GM-37	26.00	157.00	131.00	0.99
02GM-38	67.00	86.00	19.00	1.08
and	100.00	122.00	22.00	1.00
02GM-39	8.00	133.00	125.00	1.28
02GM-40	1.83	92.00	90.17	1.63
R02GM-03	12.20	80.78	74.68	1.22
R02GM-04	25.91	51.82	25.91	1.04

Table II gives the high grade results obtained from the Gold Mountain Zone diamond drill program. Some very high gold assay values were obtained, including 172.10 g/t gold over 2.0 metres in hole 01GM-08 and 240.07 g/t gold over 1.23 metres in hole 01GM-03.

Table II on the following page also shows a compilation of high-grade assays obtained from previous drilling in the Kena Gold Zone. The Kena Gold Zone is located about 2.5 kilometres south of the Gold Mountain Zone "discovery" area and the compilation map shows that the highest values obtained from drilling to date in both of these zones are confined to a single, large geophysical anomaly that trends through both areas.

TABLE II - HIGH GRADE GOLD INTERSECTIONS

HOLE #	FROM (m)	TO (m)	WIDTH (m)	GOLD (g/t)
01GM-01	20.00	22.00	2.00	8.13
01GM-02	54.00	60.00	6.00	5.31
Including	54.00	56.00	2.00	12.92
01GM-03	46.00	48.00	2.00	5.44
And	48.77	50.00	1.23	240.07
And	74.00	76.00	2.00	29.84
01GM-04	38.00	40.00	2.00	6.04
And	42.00	44.00	2.00	7.38
And	84.00	86.00	2.00	16.34
01GM-05	80.00	82.00	2.00	8.28
And	134.00	136.00	2.00	5.43
And	136.00	138.00	2.00	12.07
01GM-06	100.00	102.00	2.00	5.11
And	130.00	132.00	2.00	18.86
01GM-08	50.00	52.00	2.00	13.82
And	202.00	204.00	2.00	8.73
And	204.00	206.00	2.00	172.10
01GM-09	242.00	244.00	2.00	10.74
01GM-10	134.00	136.00	2.00	6.54
01GM-11	74.00	76.00	2.00	5.90
And	171.51	172.15	0.64	10.92
And	214.00	216.00	2.00	5.53
01GM-20	64.00	66.00	2.00	15.56
01GM-23	33.00	35.00	2.00	6.83
01GM-28	36.00	38.00	2.00	7.81
And	48.00	51.35	3.35	18.87
And	115.00	117.00	2.00	16.53
02GM-30	20.00	22.00	2.00	8.21
And	52.00	54.00	2.00	9.48
And	112.00	114.00	2.00	6.00
02GM-33	9.00	10.00	1.00	8.70
And	10.00	11.00	1.00	14.02
And	11.00	12.00	1.00	22.06
And	12.00	13.00	1.00	33.87
And	62.00	64.00	2.00	10.28
02GM-34	178.00	180.00	2.00	7.48
02GM-35	117.00	119.00	2.00	15.03
R02GM-03	18.29	19.81	1.52	8.11
And	21.34	22.86	1.52	6.76
And	22.86	24.38	1.52	7.22
KK81-2	112.00	113.50	1.50	5.82
LK85-7	42.44	47.70	5.26	5.20
including	44.44	46.20	1.76	9.05
LK85-8	11.66	12.65	0.99	12.16
and	43.23	48.01	4.78	5.98
LK85-11	15.50	18.30	2.80	5.57
including	17.03	18.30	1.27	11.60
LK85-13	44.84	49.89	5.05	8.24
including	48.80	49.89	1.09	27.88
LK85-14	10.02	11.50	1.48	6.87
LK85-18	125.00	126.85	1.85	6.32
LK86-20	66.50	74.13	7.63	5.24
including	66.50	68.00	1.50	13.94
and	79.43	79.73	0.30	15.13
and	89.05	91.00	1.95	5.27
LK86-35	33.20	33.66	0.46	13.90
LK86-38	75.80	76.40	0.60	14.23
and	80.50	81.50	1.00	5.10
LK86-41	16.23	16.72	0.49	11.49
TK87-46	53.89	54.89	1.00	50.80
SP88-1	18.29	23.93	5.64	7.21
including	19.35	20.88	1.53	13.12
SP88-2	23.01	25.15	2.14	5.94
K90-1	102.00	105.00	3.00	6.69
including	103.50	105.00	1.50	12.70
SH90-6	160.00	161.50	1.50	11.30
NK91-3	214.30	215.00	0.70	8.59

SULTAN MINERALS INC.

PROJECT REVIEW

During 2001, two metallurgical reports were received relating to gold recovery from the Gold Mountain Zone mineralization. The initial study conducted by a major mining company was done using a conventional approach with final bottle roll recoveries of 92% and 97% obtained in 24 hours after crushing the host rock to minus 200 mesh. This study was completed on two composite samples taken from diamond drill hole 01GM-02. A second study was done on a single sample taken from drill hole 01GM03. This sample was crushed to a minus 1/2 inch size, and gold recoveries were investigated by McClelland Laboratories Inc. of Sparks, Nevada. Results of the second study suggest that up to 70% of the contained gold may be recovered after crushing the host rock to only 1/2 inch size.

A strong association occurs between the high-grade gold intersections and an induced polarization anomaly that extends 2.5 kilometres south from the Gold Mountain Discovery Zone to the Kena Gold Zone. High-grade intersections may occur along a series of sub-parallel structures that cross the regional geologic trend at an oblique angle.

The large size, coupled with ready access and extremely good infrastructure gives the Gold Mountain Zone the potential to become a new, world-class gold discovery. In 2002, a series of wide spaced diamond drill holes will test the extent of the Gold Mountain Zone mineralization and similar anomalous target areas to the west, north and south. A second series of diamond drill holes will follow up high-grade intervals obtained by drilling completed to date. This phase of drilling will consist of 40 drill holes totaling 6,000 metres of core for a cost of $650,000.

South Gold Zone

The South Gold Zone lies 1,500 metres southeast of the Kena Gold Zone and follows the contact between the Elise Volcanics and the Silver King Porphyry intrusive rocks. A large gold in soil geochemical anomaly trends parallel to this contact. Soil geochemical results and the geological setting of the South Gold Zone are comparable to that of the Gold Mountain Zone.

New Claims

The Company has optioned three claim groups which are contiguous with the Gold Mountain Zone. These include the Great Western, Tough Nut and Cariboo groups. All of these claim groups have historic workings and contain known values of gold and base metal mineralization. Geochemistry and geophysics will be extended from the Gold Mountain Zone grid across these new claim holdings in order to define target areas to be followed up with trenching and diamond drilling.

New Geochemical Anomalies

During the 2001 field program, the Company covered the southern extensions of the Silver King Porphyry intrusive with soil geochemical surveys for its mapped extent of nearly 17 kilometres. Six new gold geochemical anomalies were found south of the original Kena Property during the soil-sampling program. A number of historic workings that were sampled on this grid area returned encouraging assays values as high as 20.7 g/t gold, 84 g/t silver and 3.99% copper.

2002 EXPLORATION PROGRAM – Kena Property

A large, two phase exploration program is planned for 2002 for the Kena Property. Phase II is contingent upon results of the Phase I program. Phase I began with an early season diamond drill program which completed two additional section lines through the Gold Mountain Zone just south of the Line 1100N section. The remainder of the Phase 1 exploration program is expected to commence in late May with continued detailed drilling of the best target areas in the Gold Mountain Zone, and trending south toward the Kena Gold Zone. Soil geochemistry and geophysics will be done on the recently acquired claim holdings adjacent to the Gold Mountain Zone and resulting targets will be followed up with excavator trenching and/or diamond drilling. The seven gold soil geochemical anomalies (including the South Gold Zone) located south of the original Kena claim block will be mapped, chip sampled and surveyed with geophysics. The budget for the 2002 exploration program is $650,000.

The Phase II program will follow up favourable results from the Phase I diamond drill program, with definition drilling over the Gold Mountain Zone.



Kena field crew 2002: top left - Jarrod Brown, top middle - Kathryn Dunne, bottom left - Linda Dandy bottom middle - Bernie Augsten, middle right - David Rhys, bottom right - Jack Denny

SULTAN MINERALS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2001 and 2000, and related notes thereto. The Company's financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Overview

Sultan is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.

The Company's policy is to capitalize all costs relating to the acquisition and exploration and development of the Company's mineral property interests until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. As at December 31, 2001, the Company has capitalized $3,172,440 (2000 - $2,192,436) on the acquisition and exploration of mineral property interests.

Until July 31, 2001, Sultan received management, office, administrative, and geological services from Lang Mining Corporation ("Lang Mining"), a private company owned by an officer and director of the Company, and reimbursed Lang Mining on a cost plus 15% basis. Sultan also paid to Lang Mining a monthly management fee of $2,500. The contract with Lang Mining expired on June 30, 2001.

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company held by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

Results of Operations

For the fiscal year ended December 31, 2001 ("fiscal 2001"), the Company earned $7,901 in interest and other revenue, with a loss for the year of $215,651 ($0.01 per common share) compared to $4,367 in interest and other revenue, with a loss for the year of $123,715 ($0.01 per common share) in the 2000 fiscal year ("fiscal 2000").

Revenue

Interest revenue has increased marginally in fiscal 2001 over 2000 because of higher cash balances for part of the year after completion of a private placement financing in the summer of fiscal 2001.

Expenses

Total expenses were $223,552 in fiscal 2001 as compared to $128,082 in fiscal 2000. Legal, accounting and audit expenses increased from $15,562 to $24,774 due to the increase in activity in the Company. Additional legal fees have been recorded as share issue costs as they were directly related to the financing activities of the Company during the year.

Office and administration costs have increased from $40,771 in fiscal 2000 to $42,485 in fiscal 2001. Management fees totalling $15,000 are included in this number in fiscal 2001, but were waived by Lang Mining in fiscal 2000. Until June 30, 2001, the Company paid Lang Mining $2,500 per month in management fees and a 15% administrative charge was paid on all costs paid by Lang Mining.

Salaries and benefits have increased from $36,955 in fiscal 2000 to $64,202 in fiscal 2001, commensurate with the increased activity of the Company during the year.

Shareholder communications costs increased from $31,005 in fiscal 2000 to $87,939 in fiscal 2002. Costs have increased due to increased transfer agent fees and regulatory costs related to the financings completed during the year. Sultan has rebuilt its website and there have been additional costs incurred with the maintenance of the site due to increased activity. Sultan has also made a concerted effort to increase the awareness of the Company during the year, attending several investment conferences. Sultan has also worked to increase awareness by having articles written about the exploration activity at the Kena Property. In fiscal 2001, Sultan had no investor relations' contracts with any company or individual.

The Company spent $1,533 in fiscal 2001 and $1,346 in fiscal 2000 on property review and investigation costs. Travel costs have increased from $2,442 in fiscal 2000 to $2,619 in fiscal 2001.

Liquidity and Capital Resources

The Company has working capital of $1,249,071 as at December 31, 2001, compared to a working capital deficiency of $40,606 at December 31, 2000. Of the cash on hand of $1,269,449 at December 31, 2001, $674,726 is reserved for expenditures eligible for flow-through exploration, leaving $594,723 for administration and exploration activities not eligible for flow-through exploration.

During fiscal 2001 the Company issued 885,531 common shares to Lang Mining Corporation in exchange for $88,553 in debt.

Financing Activities

During the fiscal year ended December 31, 2001, Sultan completed several private placements and one short-form offering through the issuance of 12,469,923 common shares providing $1,851,241, after all share issuance costs, to the Company. Also during the year 1,495,250 common shares were issued on the exercise of warrants and stock options, providing a further $235,788 to the treasury. At December 31, 2001, there were 5,396,904 warrants outstanding to purchase additional common shares at prices ranging from $0.17 to $0.30, expiring at various dates from October 9, 2002 to October 9, 2003. Of the financings completed during the year, $1,408,930 was raised through the issuance of flow through shares. In Canada, when a Company issues flow through shares, the tax benefits for the eligible exploration expenditures incurred in Canada associated with these shares are renounced to the shareholders that receive these shares. In connection with the renunciation of costs related to flow through shares, the Company has a future income tax effect related to these flow through shares of $628,665. All legal and other costs related to these financings must be paid out of general working capital. The proceeds of the flow-through financings are to be used for exploration on the Kena Property, with some funds reserved for the Jersey and Emerald Properties. At December 31, 2001, Sultan had $674,726 of unexpended flow-through funds that have been renounced and must be expended by December 31, 2002.

Subsequent to the year ended December 31, 2001, a private placement for 1,000,000 units was completed at a price of $0.28 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares of the Company until January 18, 2003, at a price of $0.28 per share.

Investing Activities

The Company has expended $969,634 in acquisition and exploration costs on the Kena Property and $10,370 on the Jersey and Emerald Properties in fiscal 2001 for a total expenditure of $980,004 on mineral property interests.

SULTAN MINERALS INC.

MANAGEMENT DISCUSSION AND ANALYSIS

Sultan entered into an option agreement in November 1999 to acquire 100% of the Kena Property located near Ymir in southeastern British Columbia. Sultan may earn its interest in the property by making payments totalling $110,000, of which $30,000 has been paid, issuing 200,000 common shares, of which 100,000 common shares have been issued, and completing a work program totalling $600,000 by November 1, 2003. The Kena property is subject to a 3% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. Sultan has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production. In fiscal 2002, to maintain its option on the Kena Property, Sultan must pay $40,000 and issue 50,000 common shares to the optionors of the property.

During fiscal 2001 Sultan entered into several option agreements on properties contiguous to the Kena Property. These properties include the Great Western claim group, the Tough Nut claim group and the Cariboo properties and subsequent to December 31, 2001, the Company obtained an option on the adjacent Silver King Mine.

Sultan has the option to acquire 100% of the Great Western claim group, consisting of 3 claim units. The terms of the option are that the Company must make total cash payments of $45,000 ($2,500 paid) and issue 200,000 common shares (50,000 issued) over a three-year period. The property is subject to a 3% NSR from production of gold and silver, 1.5% from production of other metals and a further 200,000 common shares on receipt of a positive feasibility study. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production. In fiscal 2002, to maintain its option on the Great Western claim group, Sultan must pay $7,500 and issue 50,000 common shares to the optionors of the property.

Sultan also has the option to acquire 100% of the Tough Nut claim group, consisting of 32 two-post and fractional claim units, one two-unit metric mineral claim, one six-unit metric mineral claim and one crown grant, subject to an underlying NSR of 1% on certain claims. The terms of the option are that the Company must make cash payments of $120,000 ($5,000 paid) and issue 200,000 common shares (50,000 issued) over a four-year period. Certain claims are subject to a 3% NSR from production of gold and silver and 1.5% from production of other metals. Two-thirds of the NSR may be purchased from the optionors for $2,000,000 at any time prior to commencement of commercial production. Certain claims are subject to a 2% NSR from production of gold and silver and 0.5% from the production of other metals until a $1,000,000 cap has been paid on the underlying royalty. If the option buyout is exercised, no further royalty payments will be made to the optionors on the claims with the underlying royalty until the cap has been paid. In fiscal 2002, to maintain its option on the Tough Nut claim group, Sultan must pay $5,000 and issue 50,000 common shares to the optionors of the property.

In December Sultan entered into an option agreement to earn 100% interest in five claim units, the Cariboo properties. To earn its interest, Sultan must make cash payments totalling $52,500 ($2,500 paid) and issue 200,000 common shares (25,000 issued) over four years. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study. A NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionors. Two-thirds of the NSR may be purchased from the vendor upon commencement of commercial production. In fiscal 2002, to maintain its option on the Cariboo claims, Sultan must pay $5,000 and issue 25,000 common shares to the optionors of the property.

Subsequent to December 31, 2001, Sultan entered into an option agreement to earn 100% interest in the Silver King Mine comprised of 24 crown grants and two claims held by Arbutus Resources Ltd. ("Arbutus"). The terms of the option are that Sultan must make total cash payments of $130,000 and issue 250,000 common shares to Arbutus over a three-year period. Sultan must also make a cash payment to Arbutus in 2005 equal to the greater of (a) $240,000 or (b) 120% of the 2006 assessed value of the surface rights for seven Crown granted claims. A further 200,000 common shares of the Company are to be issued upon receipt of a positive feasibility study or commencement of commercial production. A NSR of 3.0% from production is payable to the optionor with a minimum annual royalty payment of $40,000 (inflation indexed). Sultan will have the right to purchase 50% of the above NSR from Arbutus for $1,000,000 upon commencement of commercial production. In fiscal 2002 the Company paid $5,000 and issued 50,000 common shares to the optionor of the property.

With respect to its mineral property interests, the Company has planned a $650,000 exploration program that will include 6,000 metres of diamond drilling.

The Company has completed all current cash commitments for mineral property interests. The Company does not currently anticipate any deficiencies in long-term liquidity but if any such deficiencies arise, the Company would expect to raise additional funds through private placements of its shares, or some other form of equity financing.

Risks and Uncertainties

All of Sultan's current exploration projects are in British Columbia, Canada. None of the Company's exploration projects have any identifiable ore reserves.

Sultan is considered a junior exploration company. Its primary activity is the exploration and future development of precious and base metal mineral properties. Sultan has no source of revenue other than minor interest income from excess cash balances on hand. A mining project can typically require five years or more between discovery, definition, development and construction. As a result, no production revenue is expected from any of the Company's exploration properties within that time frame.

All of the Company's short to medium-term operating and exploration cash flow must be derived from external financing. The Company believes it has sufficient capital to fund ongoing operations for at least the next year. Actual funding may vary from what was planned due to a number of factors, the most significant of which would be the progress of exploration and development on its current properties. In the event that changes in market conditions prevent the Company from receiving additional external financing if required, the Company will need to review its property holdings and prioritize project exploration with cash availability.

Typical risk factors include metal price fluctuations and operating and environmental hazards encountered in the mining business, competition for properties, dependence on key personnel, potential liabilities in excess of insurance policy limits and coverage, where possible to obtain such insurance, and available funds may also limit opportunities.

General

During the year, the Company granted 640,000 stock options to directors, employees and consultants to the Company at $0.21 per share expiring August 31, 2006, and 751,000 stock options at $0.40 per share expiring October 19, 2006. These shares were issued pursuant to the rules and regulations of the TSX Venture Exchange.

Outlook

For fiscal 2002, Sultan will continue to focus its exploration activity on the Kena Project near Ymir, and will review the planned 2002 exploration programs on the Jersey and Emerald Properties.

SULTAN MINERALS INC.

AUDITORS' REPORT

To the Shareholders of Sultan Minerals Inc.

We have audited the balance sheets of Sultan Minerals Inc. as at December 31, 2001 and 2000, and the statements of operations and deficit and cash flows for each of the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years ended December 31, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied on a consistent basis.

Morgan and Company

Chartered Accountants

Vancouver, Canada

April 12, 2002

SULTAN MINERALS INC.

Balance Sheets

	December 31 2001	December 31 2000
Assets		
Current assets		
Cash and cash equivalents	$ 1,269,449	$ 35,897
Amounts receivable	82,404	11,461
	1,351,853	47,358
Mineral property interests (see schedule) (note 3)	3,172,440	2,192,436
Investments (note 4)	3,913	3,913
Reclamation bonds	14,000	14,000
	$ 4,542,206	$ 2,257,707
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 102,782	$ 87,964
Future income taxes (note 7)	628,665	-
	731,447	87,964
Shareholders' equity		
Share capital (note 5)	10,821,678	9,217,011
Share subscriptions (note 5)	252,000	-
Deficit	(7,262,919)	(7,047,268)
	3,810,759	2,169,743
	$ 4,542,206	$ 2,257,707

Subsequent events (notes 5 and 8)

See accompanying notes to financial statements.

Approved by the Directors

Arthur G. Troup

Frank A. Lang

SULTAN MINERALS INC.

Statements of Operations and Deficit

	Years Ended December 31 2001	2000
Expenses		
Legal, accounting and audit	$ 24,774	$ 15,563
Office and administration	42,485	40,771
Salaries and benefits	64,202	36,955
Shareholder communications	87,939	31,005
Property investigations	1,533	1,346
Travel	2,619	2,442
Interest and other income	(7,901)	(4,367)
	215,651	123,715
Loss for the year	(215,651)	(123,715)
Deficit, beginning of year	(7,047,268)	(6,923,553)
Deficit, end of year	$ (7,262,919)	$ (7,047,268)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	20,792,476	14,624,004

See accompanying notes to financial statements.

SULTAN MINERALS INC.

Statements of Cash Flows

	Years Ended December 31 2001	2000
Cash provided by (used for)		
Operations		
Loss for the year	$ (215,651)	$ (123,715)
Changes in non-cash operating working capital		
Amounts receivable	(70,943)	(1,290)
Accounts payable and accrued liabilities	103,371	57,201
	(183,223)	(67,804)
Investing		
Mineral property interests		
Acquisition costs	(57,194)	(26,920)
Exploration and development costs	(865,060)	(257,519)
Reclamation deposits	-	(6,000)
	(922,254)	(290,439)
Financing		
Share subscriptions	252,000	-
Common shares issued for cash, net of share issue costs	2,087,029	337,776
	2,339,029	337,776
Cash and cash equivalents		
Increase (decrease) during the year	1,233,552	(20,467)
Balance, beginning of year	35,897	56,364
Balance, end of year	$ 1,269,449	$ 35,897
Supplemental information		
Shares issued for mineral property interests	$ 57,750	$ 33,500
Shares issued for settlement of debt	88,553	-
Future income taxes	(628,665)	-
Share capital	482,362	(33,500)

See accompanying notes to financial statements.

1. Going concern and nature of operations

Sultan Minerals Inc. (the "Company") is incorporated under the Company Act (British Columbia), and its principal business activity is the exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

2. Significant accounting policies

(a) Basis of presentation

These financial statements have been prepared in accordance with accounting principles and practices generally accepted in Canada.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets, such as the recoverable value of mineral property interests, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment of mineral property interests and reclamation obligations. In assessing the underlying values of mineral property interests, management considers the exploration and development plans and any future operation of the mineral property interests. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. As a result, actual results could differ from current estimates.

(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of less than 90 days from the original date of acquisition.

(d) Fair value of financial instruments

The carrying amount of cash and equivalents, amounts receivable and accounts payable and accrued liabilities approximates fair value due to their short-term nature.

(e) Investments

The Company accounts for its portfolio investments as long-term investments. They are recorded at cost unless a permanent decline in value has been determined, at which time they are written down to market value.

2. Significant accounting policies (Continued)

(f) Mineral property interests

Mineral property acquisition costs and exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value.

Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

(g) Flow through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to investors in accordance with income tax legislation. Capital stock is reduced and future income tax liability is increased by the estimated tax benefits transferred to shareholders.

(h) Loss per common share

Basic loss per common share is calculated by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the year. For all periods presented, loss available to common shareholders equals the reported loss. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding or the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are applied to repurchase common shares at the average market price for the period. This policy was adopted in the year ended December 31, 2001, and has been applied retroactively. There was no impact from the retroactive application on dilutive loss per share.

(i) Income taxes

Effective January 1, 2001, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial reporting and tax bases of assets and liabilities.

Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.

2. Significant accounting policies (Continued)

Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(j) Stock options

The Company from time to time issues stock options as described in note 5. No compensation expense is recognized when shares or stock options are issued to employees. Any consideration for shares issued on exercise of share purchase options is credited to share capital.

3. Mineral property interests

(a) Kena Property, Ymir, British Columbia, Canada.

The Company holds an option agreement to acquire a 100% interest in the Kena Property located near the community of Ymir in southeastern British Columbia. The Company may earn a 100% interest in the property by making payments totalling $110,000, of which $30,000 has been paid, issuing 200,000 common shares, of which 100,000 common shares have been issued, and completing a work program totalling $600,000 by November 1, 2003. The Company completed a minimum $12,000 due diligence program over the property by April 30, 2000. The property is subject to a 3% net smelter returns royalty ("NSR") on gold and silver and 1.5% on other metals. The Company has the right to purchase 50% of the royalty for the greater of 7,000 ounces of gold or $2,000,000 and must make an additional payment of 100,000 shares on commencement of commercial production.

In fiscal 2001 the Company entered into an option agreement to acquire 100% of the Great Western claim group, consisting of 3 claim units contiguous to the Kena property. The terms of the option are that the Company must make total cash payments of $45,000 ($2,500 paid) and issue 200,000 common shares (50,000 issued) over a three-year period. The property is subject to a 3% NSR from production of gold and silver, 1.5% from production of other metals and a further 200,000 common shares on receipt of a positive feasibility study. The Company has the right to purchase the NSR for $1,000,000 upon commencement of commercial production.

The Company also entered into an option agreement to acquire 100% of the Tough Nut claim group, consisting of 32 two-post and fractional claim units, one two-unit metric mineral claim, one six-unit metric mineral claim and one crown grant, subject to an underlying NSR of 1% on certain claims. The terms of the option are that the Company must make cash payments of $120,000 ($5,000 paid) and issue 200,000 common shares (50,000 issued) over a four-year period.

Certain claims are subject to a 3% NSR from production of gold and silver and 1.5% from production of other metals. Two-thirds of the NSR may be purchased from the optionors for $2,000,000 at any time prior to commencement of commercial production. Certain claims are subject to a 2% NSR from production of gold and silver and 0.5% from the production of other metals until a $1,000,000 cap has been paid on the underlying royalty. If the option buyout is exercised, no further royalty payments will be made to the optionors on the claims with the underlying royalty until the cap has been paid.

The Company holds an option agreement to earn 100% in five claim units, the Cariboo properties, located north of Ymir in south-eastern British Columbia and contiguous to the Kena Property. To earn its interest, the Company must make cash payments totalling $52,500 ($2,500 paid) and issue 200,000 common shares (25,000 issued) over four years. A further 200,000 common

3. Mineral property interests (Continued)

shares of the Company are to be issued upon receipt of a positive feasibility study. An NSR of 3.0% from production of gold and 1.5% from production of other metals is payable to the optionor. Two-thirds of the NSR may be purchased from the optionor upon commencement of commercial production.

(b) Jersey and Emerald Properties, Salmo, British Columbia, Canada

The Company holds a 100% interest in the Jersey Claim Group located near Salmo, British Columbia. The property is subject to a 3% NSR that can be reduced to 1.5% by making payments of $500,000 and issuing 50,000 common shares. In October 2000 an amendment to the agreement extended the start of royalty payments to 2004. In consideration, 200,000 common shares were issued to the royalty holders.

The Tungsten King Prospect comprises 17 crown-granted mineral claims. The Company acquired a 100% interest in the property by issuing 100,000 shares of the Company.

The Company holds a 100% interest in the Truman Hill and Leroy North properties. The property is subject to a NSR of 1.5% of which 50% can be purchased by issuing 25,000 shares of the Company.

The Company holds a 100% interest in the Summit Gold Property consisting of 4 mineral units and one reverted crown grant. The property is subject to a 2% NSR, which the Company has the right to purchase for $500,000.

The Company holds a 100% interest in the Jumbo 2 and Boncher crown granted mineral claims.

4. Investments

Name of Public Company	Number of Shares	Book Value 2001	Book Value 2000
Emgold Mining Corporation	6,020	$3,913	$3,913

The quoted market value of the above securities as at December 31, 2001, was $482 (2000: $241).

5. Share capital

The authorized share capital of the Company consists of 50,000,000 common shares without par value and 50,000,000 preferred shares without par value.

Common shares issued and outstanding are as follows:

	Number of Shares	Amount
Balance, December 31, 1999	13,680,835	$ 8,845,735
Issued for cash		
Short form offering at $0.15, net of issue costs	2,000,000	237,776
Private placement at $0.15	666,667	100,000
Issued for mineral property interests		
Kena property payment at $0.23	50,000	11,500
Jersey Emerald property payment at $0.11	200,000	22,000
Balance, December 31, 2000	16,597,502	9,217,011
Issued for cash		
Private placement at $0.10	2,000,000	194,710
Warrants exercised at $0.15	1,470,250	220,538
Warrants exercised at $0.25	40,000	10,000
Private placement at $0.15	4,000,000	505,765
Private placement at $0.17	4,115,000	619,648
Stock options at $0.21	25,000	5,250
Short form offering at $0.28, net of issue costs	2,354,923	531,118
Future income tax effect of flow through shares issued	-	(628,665)
Debt settlement at $0.10	885,531	88,553
Issued for mineral property interests		
Kena property payment at $0.12	50,000	6,000
Great Western property payment at $0.46	50,000	23,000
Tough Nut property payment at $0.46	50,000	23,000
Cariboo property payment at $0.23	25,000	5,750
Balance, December 31, 2001	31,663,206	$10,821,678

During the year ended December 31, 2001, the Company issued 7,389,923 flow-through common shares at various prices ranging from $0.10 to $0.28. There were no flow-through warrants associated with these shares.

5. Share capital (Continued)

Subsequent to the year ended December 31, 2001, a private placement for 1,000,000 units was completed at a price of $0.28 per unit. Each unit consists of one common share and one-half of a share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.32 for one year expiring January 18, 2003. An agent's warrant was paid in consideration, exercisable to purchase up to 150,000 common shares of the Company until January 18, 2003, at a price of $0.28 per share.

In connection with the issuance of flow-through shares, the Company agreed to incur Canadian Exploration Expenditures ("CEE") and renounce to the shareholders the tax benefits associated with CEE incurred. The CEE renounced to the flow-through shareholders is not deductible for income tax purposes by the Company.

(a) Stock options

The Company does not have a stock option plan for its directors and employees to acquire common shares of the Company but the TSX Venture Exchange allows for the issue of stock options up to 10% of the outstanding common shares. At December 31, 2001, the Company could issue up to 3,166,321 (2000 – 1,639,750) stock options. At December 31, 2001, there were 2,351,000 (2000 – 1,150,000) stock options outstanding at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for periods up to five years.

The following table summarizes information about the stock options outstanding at December 31, 2001:

Options Outstanding and Exercisable

Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$0.15	760,000	3.2 years	$0.150
$0.21	840,000	3.9 years	$0.210
$0.40	751,000	4.8 years	$0.400
$0.15 to $0.40	2,351,000	4.0 years	$0.251

A summary of the changes in stock options for the years ended December 31, 2001 and 2000, is presented below:

	Shares	Weighted Average Exercise Price
Balance, December 31, 1999	923,000	$0.204
Granted	712,000	$0.150
Expired	(465,000)	$0.210
Cancelled	(20,000)	$0.210
Balance, December 31, 2000	1,150,000	$0.169
Granted	1,391,000	$0.313
Expired	(45,000)	$0.210
Cancelled	(120,000)	$0.199
Exercised	(25,000)	$0.210
Balance, December 31, 2001	2,351,000	$0.251

5. Share capital (Continued)

(b) Share purchase warrants

As at December 31, 2001, the following share purchase warrants issued in connection with financings made by private placements and short form offerings were outstanding:

Number of Warrants	Exercise Price	Expiry Date
626,667	$0.30	October 24, 2002
1,725,000	$0.15/$0.25	May 2, 2002/2003
300,000	$0.25/$0.30	October 9, 2002/2003
392,000 (agent's)	$0.17	October 9, 2002
1,999,999	$0.25/$0.30	August 13. 2002/2003
353,238 (agent's)	$0.28	December 31, 2002
5,396,904		

During the year, 500,000 agent's warrants expiring on July 31, 2001, priced at $0.15 were exercised, and 1,390,500 share purchase warrants expiring on July 31, 2001, were exercised, two share purchase warrants and $0.15 required to acquire one share, for the purchase of 695,250 common shares. The remaining 2,609,500 share purchase warrants expiring on July 31, 2001, expired unexercised. During the year, 1,750,000 share purchase warrants expiring on March 26, 2001, expired, unexercised.

Subsequent to the year ended December 31, 2001, 190,000 warrants were exercised at $0.15 to purchase 190,000 common shares and 12,500 stock options were exercised at $0.21 to purchase 12,500 common shares.

6. Related party transactions and balances

Services rendered:	2001	2000
LMC Management Services Ltd. (a)	$ 81,015	$ -
Lang Mining Corporation (b)	$ 94,056	$ 95,934
Legal fees (c)	$ 92,746	$ 32,340

Balances receivable from (payable to) (e):		
LMC Management Services Ltd.	$ 28,317	$ -
Lang Mining Corporation	$ (1,954)	$ (77,424)
Emgold Mining Corporation	$ 3,805	$ 1,860
Cream Minerals Ltd.	$ 88	$ 70
Valerie Gold Resources Ltd.	$ 167	$ -
DuMoulin Black	$ (48,081)	$ -

(a) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. ("LMC"), a private company owned by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

6. Related party transactions and balances (Continued)

(b) Lang Mining Corporation ("Lang Mining") is a private company controlled by the chairman of the Company. Lang Mining provided management services at a rate of $2,500 per month, and provided accounting, geological, and other services at cost plus 15%, until June 30, 2001. During the year ended December 31, 2001, 885,531 common shares were issued to Lang Mining in exchange for $88,553 in debt.

Effective July 2001 the Company, in agreement with Lang Mining, discontinued payment of the $2,500 per month management fee and cost plus 15% administration fee.

(c) Legal fees were paid to a law firm of which a director is a partner.

(d) The Company's investments include shares in a listed company with two common directors.

(e) Balances receivable from and payable to related parties are included in accounts receivable and accounts payable and accrued liabilities, respectively, on the balance sheets. These amounts are non-interest bearing and due on demand.

7. Income taxes

Effective January 1, 2001, the Company adopted CICA Standard 3465, "Accounting for Income Taxes."

The recovery of income taxes shown in the statements of operations and deficit differs from the amounts obtained by applying statutory rates to the following:

	2001	2000
Statutory tax rate	44.62%	45.62%
Loss for the year	$ (215,661)	$ (123,715)
Provision for income taxes based on statutory Canadian combined federal and provincial tax rates	(96,228)	(63,135)
Change in valuation allowance	96,228	63,135
Income tax expense	$ -	$ -

The significant components of the Company's future tax liability are as follows:

	2001	2000
Operating losses	$ 656,360	$ 610,397
Resource deductions	4,270,292	4,560,973
Share issue costs	132,044	28,387
Accounting value of mineral property interests in excess of tax values	(628,665)	-
	4,430,031	5,199,757
Valuation allowance for future tax assets	(5,058,696)	(5,199,757)
	$ (628,665)	$ -

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

7. Income taxes (Continued)

The Company has Canadian non-capital losses carried forward of $1,471,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2002	163,000
2003	265,000
2004	330,000
2005	227,000
2006	148,000
2007	122,000
2008	216,000

The Company has resource pools of approximately $9,570,000 available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

The issuance of flow through common shares requires the renunciation of resource expenditure in the same tax year and in an amount of equal value to the shares issued. In accordance with income tax legislation, the Company must incur these resource expenditures on a date-forward basis in the year of renunciation or in the subsequent year. A penalty tax is payable on any unspent balance in the subsequent year.

Under the terms of the Company's flow through share agreements the Company is required to expend and renounce funds raised on qualifying Canadian Exploration Expenditures. As at December 31, 2001, existing agreements require the Company to make further expenditures totalling $674,726 prior to December 31, 2002.

8. Subsequent events

Subsequent to December 31, 2001, the Company entered into an option agreement to earn 100% interest in 24 crown grants and two claims held by record, known as the Silver King Claim Group of properties located contiguous to its Kena Property, in the Kootenay district of British Columbia. The terms of the option are that the Company must make total cash payments of $130,000 and issue 250,000 common shares over a three year period. In addition to the above, the Company must also make a cash payment to the vendor in 2005 equal to the greater of (a) 120% of the 2006 assessed value of the surface rights for seven claims issued by the British Columbia Assessment Authority in late 2005 and (b) $240,000. In exchange for the above cash and share payments, and at the end of the three year payment period, the Company will have the exclusive right and option to earn 100% interest in the Properties, subject only to royalties payable to the vendor, of 3.0% NSR with a minimum annual royalty payment of $40,000 (inflation indexed) and a further 200,000 common shares of the Company, due upon receipt of a positive feasibility study or commencement of commercial production. The Company will have the right to purchase 50% of the above NSR from the vendor for $1,000,000 upon commencement of commercial production, at which time the minimum per year royalty payable to the vendor would be reduced to $20,000 (inflation indexed).

SULTAN MINERALS INC.

Schedules of Mineral Property Interests

	Years ended December 31 2001	2000
Kena Property, British Columbia (note 3(a))		
Acquisition costs		
Balance, beginning of year	$ 37,397	$ -
Incurred during the year	114,120	37,397
Balance, end of year	151,517	37,397
Exploration and development costs		
Assaying	86,566	36,429
Drilling	385,195	-
Geological	324,490	175,002
Site activities	13,729	24,498
Travel and accommodation	45,534	14,394
Incurred during the year	855,514	250,323
Balance, beginning of year	284,555	34,232
Balance, end of year	1,140,069	284,555
	1,291,586	321,952
Jersey and Emerald Properties, British Columbia (note 3(b))		
Acquisition costs		
Balance, beginning of year	661,295	638,272
Incurred during the year	825	23,023
Balance, end of year	662,120	661,295
Exploration and development costs		
Assays and analysis	99	174
Geological	5,504	4,961
Site activities	3,942	2,061
Incurred during the year	9,545	7,196
Balance, beginning of year	1,209,189	1,201,993
Balance, end of year	1,218,734	1,209,189
	1,880,854	1,870,484
Mineral Property Interests	$ 3,172,440	$ 2,192,436

CORPORATE INFORMATION

Sultan Minerals Inc.
Corporate Office
Suite 1400
570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1
Tel: (604) 687-4622
Fax: (604) 687-4212
Toll free: 1-888-267-1400
Web site:
www.sultanminerals.com

Directors

Frank A. Lang, Chairman
Arthur G. Troup, President
Ben Ainsworth
Sargent H. Berner

Officer

Shannon Ross,
CFO & Corporate Secretary

Auditors
Morgan and Company

Legal Counsel
DuMoulin Black

Shares Listed

TSX Venture Exchange
Symbol: SUL

Share Capitalization
Outstanding: 32,678,206
Fully Diluted: 40,896,610
(March, 2002)

U.S. Compliance
S.E.C.: 12g3-2(b): 82-4741

Cusip Number
29158L102

Transfer Agent
Computershare Trust
Company of Canada

Printed in Canada

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual and extraordinary general meeting (the "Meeting") of the members of **SULTAN MINERALS INC.** (the "Company") will be held at 1400, 570 Granville Street, Vancouver, British Columbia, on June 26, 2002, at the hour of 2:00 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended December 31, 2001.
2. To fix the number of directors at four.
3. To elect directors for the ensuing year.
4. To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.
5. To consider and if thought advisable approve an amendment to the Memorandum of the Company to increase the number of Common Shares the Company is authorized to issue from 50,000,000 Common Shares without par value to 500,000,000 Common Shares without par value and to alter the Memorandum of the Company to reflect the increase of the authorized capital, as more fully set forth in the Information Circular accompanying this Notice.
6. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended December 31, 2001 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

If you are unable to attend the meeting in person, and wish to ensure that your shares will be voted at the meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 17th day of May, 2002.

BY ORDER OF THE BOARD

"Arthur G. Troup"
Arthur G. Troup, President

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at April 30, 2002, except as otherwise indicated)

This Information Circular is furnished in connection with the solicitation of proxies by the management of SULTAN MINERALS INC. (the "Company") for use at the annual and extraordinary general meeting of the Company to be held on June 26, 2002 (the "Meeting"), and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common Shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Extraordinary General Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Annual and Extraordinary General Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Presently, the Company is authorized to issue 100,000,000 Shares divided into 50,000,000 Common Shares without par value and 50,000,000 Preferred Shares, of which 33,390,706 Common Shares are issued and outstanding. The holders of Common Shares are entitled to one vote for each Common Share held. Holders of Common Shares of record at the close of business on May 15, 2002, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang (1)	5,890,883 (2)	17.64%

(1) Frank A. Lang is the Chairman and a Director of the Company.

(2) Of these common shares, 575,961 are held indirectly in the name of Dauntless Developments Ltd., 326,838 are held indirectly in the name of Mark Management Ltd. and 2,355,217 are held indirectly in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four.

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	**Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years**	**Previous Service as a Director**	**Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)**
Frank A. Lang, P.Eng. West Vancouver, BC Chairman and Director	Honorary Chairman, Aurizon Mines Ltd.; President Emgold Mining Corporation, Cream Minerals Ltd. and Valerie Gold Resources Ltd.	Since June 15, 1989	5,890,883 (3)
Arthur G. Troup(1), M.Sc., P.Eng. West Vancouver, BC President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; Vice-President, Exploration of Emgold Mining Corporation; Valerie Gold Resources Ltd.; and Cream Minerals Ltd.	Since June 15, 1989	548,636 (4)
Benjamin Ainsworth(1), P.Eng. Vancouver, BC Director	President of Metamin Enterprises Inc.	Since June 15, 1989	21,500
Sargent H. Berner(1) Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors;	Since June 27, 1996	204,651 (5)

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(3) Of these common shares, 575,961 are held indirectly in the name of Dauntless Developments Ltd. and 326,838 are held indirectly in the name of Mark Management Ltd. and 2,355,217 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(4) Of these shares, 247,036 are held indirectly in the name of Istana Developments Ltd., a private company controlled by Arthur G. Troup.

(5) Of these shares, 1,318 are held indirectly in the director's RRSP account.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at December 31, 2001, and the other four most highly compensated executive officers of the Company as at December 31, 2001, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All other Compensation ($)
					Awards		Payouts	
		Salary[1] - ($) Compensation	Bonus - ($)	Other Annual ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	
Arthur G. Troup President and Chief Executive Officer	2001 2000 1999	30,876 3,972 3,969	Nil Nil Nil	Nil Nil Nil	205,000[2] 110,000 NIL	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Troup's salary was paid by Lang Mining Corporation ("Lang Mining"). The Company reimbursed Lang Mining for the full amount of his salary reported in the table. Lang Mining is a private company owned by Mr. Frank A. Lang, Chairman of the Company. See "Management Contracts" for further information.

(2) See "Option Grants During the Most Recently Completed Financial Year" below.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

Named Executive Officer	Securities Under Options Granted (#)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Arthur G. Troup	80,000	10.65%	0.40	0.40	19-Oct-01	19-Oct-06
	125,000	19.53%	0.21	0.21	31-Aug-01	31-Aug-06

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officer did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
Arthur G. Troup	Nil	Nil	355,000/Nil	31,350 / Nil

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular.

The Company does not have a formalized stock option plan for the granting of incentive stock options to the officers, employees and Directors. However, the Company did grant stock options to the Directors during the most recently completed financial year. The purpose of granting such options is to assist the

Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)[1]	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities)[2]	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Sargent H. Berner	45,000	5.99%	0.40	0.40	19-Oct-01	19-Oct-06
	50,000	7.81%	0.21	0.21	31-Aug-01	31-Aug-06
Benjamin Ainsworth	30,000	3.99%	0.40	0.40	19-Oct-01	19-Oct-06
	25,000	3.91%	0.21	0.21	31-Aug-01	31-Aug-06
Frank A. Lang	180,000	23.97%	0.40	0.40	19-Oct-01	19-Oct-06
	50,000	7.81%	0.21	0.21	31-Aug-01	31-Aug-06

Notes:

(1) The options generally become exercisable on the date of grant, subject to applicable regulatory and shareholder approval.

(2) The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the common shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

(3) These options vested as to 100% upon TSX Venture Exchange (previously the Canadian Venture Exchange) approval.

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreements - Lang Mining Corporation ("Lang Mining")

The Company had a Management Services Agreement (the "Agreement") with Lang Mining, a private company controlled by the Chairman of the Company. Under the Agreement, which expired on June 30, 2001, Lang Mining provided the Company with geological, administrative and management and office services (hereinafter collectively referred to as the "Services"). In consideration for the Services, the Company paid Lang Mining a monthly management fee of $2,500 (the "Fee") during the term of the Agreement and reimbursed Lang Mining for administrative fees and expenses incurred on behalf of the Company. Additionally, the Agreement required the Company to pay Lang Mining a surcharge of 15% on the total administrative fees and expenses incurred by Lang Mining on behalf of the Company.

As at December 31, 2001, the Company owed Lang Mining $1,954 for Services provided. During the most recently completed financial year, the sum of $94,056 was paid to Lang Mining for Services provided.

Effective August 1, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

As at December 31, 2001, the Company had a receivable from LMC of $28,317 for performing administrative, geological and management functions on behalf of the Company. During the most recently completed financial year, the sum of $81,015 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of Morgan & Company, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

See "Interest of Insiders in Material Transactions - Management Agreements" above for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Increase to Authorized Capital

To provide the Company with increased flexibility in completing financing activities, shareholders will be requested to approve, by special resolution, an amendment to the Company's Memorandum to increase the authorized capital of the Company from 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and to alter the Memorandum of the Company accordingly. The Company's only source of cash has been the sale of equity securities. The Company does not anticipate that other sources of cash are likely to materialize and accordingly anticipates the need to issue additional common shares in the foreseeable future.

Should the proposed special resolution not pass, the Company could be restricted in its ability to procure future financing.

The amendment to the Company's Memorandum to increase its authorized capital must be approved by a special resolution of the shareholders. A special resolution means a resolution passed by a majority of not less than 75% of the votes cast on the resolution at the Meeting. Shareholders will be asked to pass the following special resolution:

> "Resolved, as a special resolution, that the authorized capital of the Company be increased from 100,000,000 shares divided into 50,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value to 550,000,000 shares divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value and that the Memorandum of the Company be altered to be in the form set out as Schedule "A" attached hereto."

Form of attached Schedule "A"

Schedule "A"

Company Act

Altered Memorandum

As altered by special resolution dated June 26, 2002

1. The name of the Company is **Sultan Minerals Inc.**

2. The authorized capital of the Company consists of 550,000,000 shares divided into:

    (a) 500,000,000 Common Shares without par value; and

    (b) 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.

(c) Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 17th day of May, 2002.

BY ORDER OF THE BOARD

"Arthur G. Troup"

Arthur G. Troup,
President

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
    i. the name of the person;
    ii. the amount paid during the reporting period; and
    iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Sultan Minerals Inc.			Dec. 31, 2001	2002 May 17
ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Shannon Ross		Secretary		604-687-4622
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
investor@langmining.com		www.sultanminerals.com		

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Frank A. Lang	2002 MAY 17
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
[signature]	Arthur G. Troup	2002 MAY 17

SULTAN MINERALS INC.
QUARTERLY REPORT
December 31, 2001

Schedule B:

1. Analysis of expenses and deferred costs

See Schedules of Mineral Property Interests, and Statements of Operations and Deficit in financial statements.

2. Related party transactions

See Note 8 to the audited annual financial statements.

3. (a) Securities issued during the three months ended December 31, 2001

Date of Issue	Type of Security	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid ($)
Oct. 1-31, 2001	Common	135,000	0.15	20,250	Warrants-cash	Nil
Oct. 1-31, 2001	Common	40,000	0.25	10,000	Warrants-cash	Nil
October 9, 2001	Common (flow through)	3,515,000	0.17	597,550	Private placement-cash	56,440
October 9, 2001	Common	600,000	0.17	102,000	Private placement-cash	10,200
October 10, 2001	Common	4,000,000	0.15	600,000	Private placement-cash	27,000
October 19, 2001	Common	50,000	0.40	23,000	Property payment	Nil
October 19, 2001	Common	50,000	0.40	23,000	Property payment	Nil
Nov. 1-30, 2001	Common	140,000	0.15	21,000	Warrants-cash	Nil
Nov. 1-30, 2001	Common	25,000	0.21	5,250	Options-cash	Nil
December 18, 2001	Common	25,000	0.23	5,750	Property payment	Nil
December 31, 2001	Common (flow through)	2,354,923	0.28	659,378	Short form offering	65,938

(b) Options granted during the three months ended December 31, 2001

Date of Issue	Number	Name	Exercise Price	Expiry Date
Oct. 29, 2001	30,000	Ben Ainsworth	$0.40	October 19, 2006
Oct. 29, 2001	45,000	Sargent H. Berner	$0.40	October 19, 2006
Oct. 29, 2001	180,000	Frank A. Lang	$0.40	October 19, 2006
Oct. 29, 2001	45,000	Shannon Ross	$0.40	October 19, 2006
Oct. 29, 2001	80,000	Arthur Troup	$0.40	October 19, 2006
Oct. 29, 2001	371,000	Employees/Consultants	$0.40	October 19, 2006
Total Granted	751,000			

Quarterly Report
December 31, 2001

4. (a) Authorized Capital

50,000,000 common shares without par value.
50,000,000 preferred shares without par value.

(b) Issued and Outstanding Capital at December 31, 2001

31,663,206 common shares are issued and outstanding.

(c) (i) Stock Options Outstanding

No. of Shares	Exercise Price($)	Expiry Date
12,500	0.21	February 21, 2002
137,500	0.21	December 15, 2002
50,000	0.15	January 15, 2004
50,000	0.21	August 25, 2004
710,000	0.15	April 14, 2005
640,000	0.21	August 31, 2006
751,000	0.40	October 19, 2006
2,351,000		

(ii) Warrants Outstanding

No. of Shares	Exercise Price ($)	Expiry Date
626,667	0.25/0.30	Oct. 24, 2001/02
1,725,000	0.15/0.25	May 2, 2002/03
300,000	0.25/0.30	Oct. 9, 2002/03
392,000	0.17	Oct. 9, 2002
1,999,999	0.25/0.30	Aug. 13, 2002/03
353,238	0.28	Dec. 31, 2002
5,396,904		

(d) Shares in Escrow

None.

5. List of Directors and Officers

Frank A. Lang, Chairman and Director
Ben Ainsworth, Director
Sargent H. Berner, Director
Arthur G. Troup, President and Director
Shannon Ross, Secretary and CFO